Exhibit 99.1

NEWS RELEASE
YAMANA GOLD DECLARES QUARTERLY DIVIDEND

TORONTO, ONTARIO, September 1, 2009 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) today announced its third quarter dividend of US$0.01 per share.  Shareholders of record at the close of business on Wednesday, September 30, 2009 will be entitled to receive payment of this dividend on Wednesday, October 14, 2009. The dividend is an “eligible dividend” for Canadian tax purposes.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile and Mexico. The Company plans to continue to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jodi Peake Vice President, Corporate Communications & Investor Relations (416) 815-0220 Email: investor@yamana.com www.yamana.com	Letitia Wong Director, Investor Relations (416) 815-0220 Email: investor@yamana.com